WashTec
CLEANING TECHNOLOGY

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States



Date, September 20. 2005

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our press release notification of **September 20th , 2005** concerning **" WashTec AG Prime Standard"**.

Sincerely,

WashTec AG

Po Karoline Kalb

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de
Vorstand: Thorsten Krüger (Sprecher), Jürgen Lauer
Aufsichtsrat-Vorsitzender: Alexander von Engelhardt
Bankverbindung: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024261000
Sitz der Gesellschaft: Augsburg, HRB 81 Amtsgericht Augsburg



Ad hoc notification according to Article 15 of the Federal Securities Trading Act

WashTec reports surge in earnings in the third quarter of 2005 – operating EBIT margin of 10% targeted for 2005 has already been reached

Augsburg, October 17, 2005 – WashTec AG's positive business development resulted in further sales growth and a surge in earnings in the third quarter of 2005. Driven by strong sales of the company's rollover wash systems, third-quarter sales rose by 6.6% to reach EUR 55.2 million (Q3/2004: EUR 51.8 million). Accumulated sales in the first nine months of 2005 thus reached EUR 161.0 million, up 5.4% on the same period of the previous year (EUR 152.7 million).

The surge in earnings was based on higher sales as well as clearly improved cost structures following the completion of the company's restructuring, lower interest expenses due to the reduction and restructuring of debt and the non-recurrence of goodwill amortisation. Earnings before tax (EBT) increased by 168% to EUR 5.9 million in the third quarter (Q3/2004: EUR 2.2 million) and by EUR 10.6 million to EUR 10.8 million in the first nine months of 2005. At 10.1%, the operating EBIT margin targeted for 2005 has already been reached (previous year: 5.0%). The balance sheet profit/profit after tax improved by EUR 2.5 million to EUR 3.5 million in the third quarter (Q3/2004: EUR 1.0 million) and by EUR 8.0 million to EUR 6.5 million in the first nine months of 2005 compared to the previous year period (previous year period: EUR -1.5 million).

WashTec AG, Argonstr. 7, 86153 Augsburg
ISIN: DE0007507501, Listed: Official trading in Frankfurt (Prime Standard); OTC in Berlin-Bremen, Dusseldorf, Munich and Stuttgart

Contact:
Haubrok Investor Relations GmbH
Michael Werneke

Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de


WashTec
CLEANING TECHNOLOGY

WashTec AG • Argonstraße 7 • D-86153 Augsburg

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Date, October 17. 2005

Re: ***Washtec AG***
Exemption Number: 82-04888

Dear Sir or Madam,

In connection with Washtec AG exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), enclosed please find our ad hoc notification of **October 17th , 2005** concerning " **WashTec AG Q3 results"**.

Sincerely,

WashTec AG

Po Karoline Kalb

WashTec AG | Argonstraße 7 • D-86153 Augsburg
Telefon: +49 (0) 821/5584-0
Telefax: +49 (0) 821/5584-1204
Internet: www.washtec.de
Vorstand: Thorsten Krüger (Sprecher), Jürgen Lauer
Aufsichtsrat-Vorsitzender: Alexander von Engelhardt
Bankverbindung: Deutsche Bank Augsburg, BLZ: 720 700 01, Kto.-Nr.: 024251000
Sitz der Gesellschaft: Augsburg, HRB 81 Amtsgericht Augsburg



Press Release

WashTec AG relisted in Prime Standard

Augsburg, 20 September 2005 – WashTec AG (ISIN DE0007507501) leaves the General Standard segment of the German stock exchange and is relisted in the Prime Standard segment effective today. Admittance to this segment was officially endorsed by Deutsche Börse AG on September 16, 2005. "Our listing in the Prime Standard segment demonstrates our compliance with high international transparency standards. We seek an SDAX listing in the medium term." Thorsten Krüger, spokesman of the Board of Management, points out that the company has already complied with the elevated transparency and disclosure standards of the Prime Standard segment in the past and has voluntarily published all requisite information in German and English language as well as providing additional quarterly reports. The relisting in the Prime Standard segment marks the completion of the restructuring of the company's operations and capitalisation. Building on this solid basis, the company will increasingly focus on growth potential as it moves forward.

An important foundation for the company's future profitable growth was laid through the EUR 38 million capital increase implemented in August 2005. High demand for WashTec shares and strong interest particularly on the part of institutional investors has continued even after the placement of the issue, providing sustained support for the favourable development of the share price. The WashTec share has appreciated by some 125% to EUR 7.10 since the beginning of the year.

Contact:
Haubrok Investor Relations GmbH
Michael Werneke
Telefon +49 (0) 211/30126-109
E-Mail m.werneke@haubrok.de